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Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

							Three Months Ended March 31,
		Four Months Ended April 30, 2000	Eight Months Ended December 31, 2000	Year Ended December 31,
	Year Ended December 31, 1999
				2001	2002	2003	2003	2004
Net income	$502	$(7,677)	$1,623	$(3,918)	$2,002	$15,226	$832	$5,706
Add back fixed charges:
Interest Expense	638	79	530	2,253	2,717	3,392	410	1,156

Earnings before fixed charges	$1,140	$(7,598)	$2,153	$(1,665)	$4,719	$18,618	$1,242	$6,862

Fixed Charges:
Interest expense	$638	$79	$530	$2,253	$2,717	$3,392	$410	$1,156

Ratio of earnings to fixed charges	1.8	0.0	4.1	0.0	1.7	5.5	3.0	5.9
Deficiency	—	$(7,598)	—	$(1,665)	—	—	—	—

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  Exhibit 12.1